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                            December 11, 2023

       Jeffrey Ross
       Chief Executive Officer
       Miromatrix Medical Inc.
       6455 Flying Cloud Drive, Suite 107
       Eden Prairie, MN 55344

                                                        Re: Miromatrix Medical
Inc.
                                                            Schedule 14D-9/A
filed November 30, 2023
                                                            File No. 005-93461

       Dear Jeffrey Ross:

              We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Schedule 14D-9/A filed November 30, 2023

       Summary of Piper Sandler's Financial Analysis, page 28

   1. Please expand your response to prior comment 3 to provide your analysis as to why you do not believe that a
financial advisor engaged by your board of directors to provide advice with respect to
a tender offer and whose analyses or conclusions are discussed in your Schedule 14D-9 is
not "indirectly employed, retained, or to be compensated" to assist you to make your
Schedule 14D-9 solicitation or recommendation under Item 1009(a) of
                                                        Regulation S-K. In this
regard, we refer you to Question 159.01 of the Division of
                                                        Corporation Finance's
"Tender Offer Rules and Schedules" Compliance and Disclosure
                                                        Interpretations.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please direct any questions to Brian Soares at 202-551-3690 or Christina Chalk at 202-
       551-3263.
 Jeffrey Ross
Miromatrix Medical Inc.
December 11, 2023
Page 2



FirstName LastNameJeffrey Ross         Sincerely,
Comapany NameMiromatrix Medical Inc.
                                       Division of Corporation Finance
December 11, 2023 Page 2               Office of Mergers & Acquisitions
FirstName LastName